Exhibit 10.1

ASSET PURCHASE AGREEMENT
This Asset Purchase Agreement (the “Agreement”) is entered into and made effective as of September 27, 2024 (the “Effective Date”), by and between Exicure, Inc., a corporation organized under the laws of Delaware (“Exicure”) and Flashpoint Therapeutics, Inc., a corporation organized under the laws of Delaware (“Flashpoint”). Exicure and Flashpoint are also referred to herein individually as a “Party” and collectively as the “Parties.”
Recitals
Whereas, Exicure owns or Controls certain assets, including Intellectual Property Rights, related to its Programs; and
Whereas, Exicure desires to sell to Flashpoint, and Flashpoint desires to acquire certain rights, title and interests in and to Exicure’s assets related to Exicure’s Programs, on the terms and conditions set forth in this Agreement.
Now Therefore, in consideration of the foregoing premises and the mutual covenants set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
Article 1

Definitions
As used herein, the following terms shall have the following meanings:
1.1“Acquired Assets” has the meaning set forth in Section 2.1.
1.2“Acquired Contracts” has the meaning set forth in Section 2.1(a).
1.3“Acquired IP” means all Program IP owned by Exicure or its Affiliate Exicure Operating Company, a Delaware corporation as of the Closing Date.
1.4“Acquired Patents” means all Patents within the Acquired IP.
1.5“Action” means any claim, action, cause of action or suit, litigation, assessment, arbitration, mediation, investigation, inquiry, audit, hearing, charge, complaint, demand, notice or proceeding (in each case, whether in contract, tort or otherwise, whether at law or in equity, and whether civil or criminal) to, from, by or before any Governmental Authority.
1.6“Affiliate” means, with respect to any Person, any other Person controlling, controlled by, or within common control with such Person, but for only so long as such control exists, and where “control” means to possess, directly or indirectly, the power to direct the management or policies of an entity, whether (a) through ownership of voting securities, (b) by contract relating to voting rights or corporate governance, (c) direct or indirect beneficial ownership of more than fifty percent (50%) (or such lesser percentage which is the maximum allowed to be owned by a foreign corporation in a particular jurisdiction) of the voting share capital or other equity interest in such entity, or (d) otherwise.
1.7“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act, as amended, the Organization for Economic Co-operation and Development (OECD) Convention on combating bribery of foreign public officials in international business transactions, and any other comparable anti-corruption laws of any country or organization or nations within whose jurisdiction either Party or any of its Affiliates operates or does business.
1.8“Applicable Laws” means the applicable provisions of any and all national, supranational, regional, state and local laws, treaties, statutes, rules, regulations, administrative codes, guidance, ordinances, judgments, decrees, directives, injunctions, orders, permits of or from any court, arbitrator, Regulatory Authority or governmental agency or authority having jurisdiction over or related to the subject item, including Anti-Corruption Laws and Export Control Laws.
1.9“Acquisition Proposal” has the meaning set forth in Section 2.8.
1.10“Arbitration” means [***].
1.11“Assignment and Assumption Agreement” has the meaning set forth in Section 2.2(b)(i).
1.12“Assumed Liabilities” has the meaning set forth in Section 2.3.
1.13“Bill of Sale” has the meaning set forth in Section 2.2(b)(ii).
1.14“Bluejay” means Bluejay Therapeutics, Inc. a Delaware corporation.
1.15“Bluejay License” means that certain Patent License Agreement by and between Exicure and Bluejay dated as of January 28, 2024.
1.16“Calendar Quarter” means each three (3) month period commencing January 1, April 1, July 1 or October 1 of any Calendar Year; provided, however, that (a) the first Calendar Quarter of the term of this Agreement shall extend from the Closing Date to the end of the Calendar Quarter in which the Closing Date occurs; and (b) the last Calendar Quarter of the term of this Agreement shall end upon the expiration or termination of this Agreement.
1.17“Calendar Year” means the period beginning on January 1 and ending on December 31 of the same year; provided, however, that (a) the first Calendar Year of the term of this Agreement shall commence on the Closing Date and end on December 31 of the same year; and (b) the last Calendar Year of the term of this Agreement shall commence on January 1 of the Calendar Year in which this Agreement terminates or expires and end on the termination or expiration of this Agreement.
1.18“Claim” has the meaning set forth in Section 8.1.

1.19“Closing” has the meaning set forth in Section 2.2(a).
1.20“Closing Date” has the meaning set forth in Section 2.2(a).
1.21“Compound” means any compound (including small molecules and biologics) conceived, discovered or acquired by Exicure, or that is otherwise the subject of any research and development activities (including in connection with the Programs), in each case (i) at any time prior to January 1, 2023 or (ii) in connection with a Program on or after January 1, 2023, including that certain TLR9 agonist compound known as Cavrotolimod, the structure of which is described on Schedule 1.21.
1.22“Confidential Information” means any and all proprietary or nonpublic information, including information that is written, electronic, oral or visual, that is related to the Acquired Assets, Flashpoint, Exicure, either Party’s Affiliates, or any of their businesses, assets, properties, products or programs, including all notes, analyses, compilations, collections, forecasts or other documents or materials to the extent such documents or material contain or are based on any of the foregoing. For avoidance of doubt, from and after the Closing all Know-How and other information within or pertaining to the Acquired Assets (including the terms and conditions of any Acquired Contract) shall be deemed to be Flashpoint’s Confidential Information which is not subject to the exception set forth in Section 6.1(a), and Exicure shall have the obligations set forth in Article 6 with respect thereto.
1.23“Consideration” has the meaning set forth in Section 4.1.
1.24“Contemplated Transactions” means the transactions contemplated by this Agreement and any Related Document.
1.25“Contract” means any legally binding contract, agreement, obligation, commitment, arrangement, understanding, instrument, permit, franchise or license, whether oral or written.
1.26“Control” or “Controlled” means, with respect to any compound or Intellectual Property Rights, the possession of the legal authority or right (whether by ownership, license, or otherwise) of a Person to grant access, a license or sublicense, or other right to or under such compound or Intellectual Property Rights or to compel another to do so, or to otherwise disclose proprietary or trade secret information, in each case without breaching the terms of any agreement with a Third Party or any Applicable Law.
1.27“Cover” means, with reference to (a) a product or activity and (b) a patent, that the manufacture/making, use, marketing, sale, offer to sell, import, export, distribution, rent, end-use license or lease of such product or activity, as applicable, would infringe on, or induce or contribute to infringement of, such patent absent a license thereunder or ownership thereof. “Covered by” and “covering” shall have correlative meanings.
1.28“Distributor” means any Third Party appointed by Flashpoint, its Affiliates or its Licensee to distribute, market, and sell a Royalty-Bearing Product, with or without packaging rights, but without any other manufacturing rights or any development rights, in one or more countries, in circumstances where such Third Party purchases its requirements of the Royalty-Bearing Product from Flashpoint, its Affiliates or its Licensee for resale and takes title to such Royalty-Bearing Product, but does not make any royalty, profit or revenue share, or other similar payment to Flashpoint, its Affiliates or its Licensee with respect to its resale of such Royalty-Bearing Product.
1.29“Dollar” means a U.S. dollar, and “$” shall be interpreted accordingly.
1.30“EMA” means the European Medicines Agency or any successor entity thereto in the European Union having substantially the same function.
1.31“Encumbrances” means any mortgage, pledge, lien, encumbrance, collateral assignment, security interest, easement, encroachment, restriction (including restriction on use), option, deed of trust, title retention, conditional sale or other security arrangement, or any license, order or charge, or any adverse claim of title, ownership or use, or agreement of any kind restricting transfer, or any other right of any Third Party or encumbrance whatsoever.
1.32“Excluded Assets” has the meaning set forth in Section 2.1.
1.33“Excluded Contracts” means those Contracts set forth on Schedule 1.33.
1.34“Executive Officers” has the meaning set forth in Section 9.1.
1.35“Exicure Documents” means all reports, documents, files and written materials (including patent files, but excluding Regulatory Filings and Regulatory Documentation) developed or prepared by or on behalf of Exicure or its Affiliate in connection with the research, development or manufacture of any Compound or Product or the conduct of any Program.
1.36“Exicure IND Letter” has the meaning set forth in Section 2.2(b)(iii).
1.37“Exicure Registered IP” has the meaning set forth in Section 7.2(f)(i).
1.38“Exicure Indemnitees” has the meaning set forth in Section 8.1.
1.39“Exploit” means, together with all correlative meanings, any or all of the following: research and develop, commercialize, design, test, modify, manufacture, have manufactured, service, have serviced, use, have used, sell, have sold, offer for sale, have offered for sale, import, have imported, export, have exported, reproduce, promote, market and distribute, including commercial activities conducted in preparation for a product launch.
1.40“Export Control Laws” shall mean: (a) all applicable U.S. export control laws, including the Arms Export Controls Act (22 U.S.C. Ch. 39), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701 et seq.), the Trading With the Enemy Act (50 U.S.C. app. §§ 1 et seq.), the Export Administration Act of 1979 (50 U.S.C. app. §§ 2401 et seq.), International Boycott Provisions of Section 999 of the U.S. Internal Revenue Code of 1986, and all rules, regulations and executive orders relating to any of the foregoing, including but not limited to the International Traffic in Arms Regulations (22 C.F.R. §§ 120 et seq.), the Export Administration Regulations (15 C.F.R. §§ 730 et. seq.), and the regulations administered by the Office of Foreign Assets Controls of the United States Department of the Treasury; and (b) all export controls imposed on any item by any country or organization or nations within whose jurisdiction either Party or any of its Affiliates operates or does business.
1.41“FDA” means the U.S. Food and Drug Administration or any successor entity thereto.
1.42“First Commercial Sale” means, with respect to any Product, the first sale to a Third Party in a country after Regulatory Approval has been granted by the Regulatory Authority of such country, if such Regulatory Approval is required, or, if Regulatory Approval is not required, upon the first such sale.
1.43“Flashpoint IND Letter” has the meaning set forth in Section 2.6.
1.44“Flashpoint Indemnitees” has the meaning set forth in Section 8.2.
1.45“Governmental Authority” means any United States federal, state or local organization or authority, or any foreign government or any political subdivision thereof, or any multinational organization or authority, or any authority, agency or commission entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power, or any court or tribunal (or any department, bureau or division thereof), or any governmental arbitrator or arbitral body. For clarity, any Regulatory Authority shall be a Governmental Authority.
1.46“Government Official” means (a) any officer or employee of any Governmental Authority, (b) any person acting in an official capacity on behalf of a Governmental Authority, (c) any officer or employee of a Person that is majority or wholly owned by a Governmental Authority, (d) any officer or employee of a public international organization, such as the World Bank or the United Nations, (e) any officer or employee of a political party or any person acting in an official capacity on behalf of a political party, or (f) any candidate for political office.
1.47“IND” means an investigational new drug application filed with the FDA or any similar application filed with a Regulatory Authority in a country other than the U.S. required to commence clinical trials of a pharmaceutical product.
1.48“Indemnitee” means either an Exicure Indemnitee or a Flashpoint Indemnitee.
1.49“Intellectual Property Rights” means all rights, title and interests in and to all intellectual property rights, intangible industry property rights, and proprietary rights of every kind and nature however denominated, throughout the world, including, without limitation, (a) Patents, Know-How, copyrights, Trademarks, software, domain names, and social media accounts and handles, (b) any rights similar, corresponding or equivalent to any of the foregoing, (c) all other proprietary rights and intellectual property rights, including, without limitation, those related to technology, (d) any and all registrations, applications, recordings, licenses, common-

law rights, statutory rights, administrative rights, and contractual rights relating to any of the foregoing, including the right to sue and collect for past, present and future damages, and (e) all copies and tangible embodiments of the foregoing, if applicable (in whatever form or medium).
1.50“Inventor Letter” has the meaning set forth in Section 7.2(w).
1.51“Inventors” means Aleksandar Filip Radovic, Richard Kang, Subbarao Nallagatla, Christopher C. Mader and Sergei Gryaznov.
1.52“Inventory” means the existing inventory of cavrotolimod in storage by Exicure or its Affiliates including cavrotolimod drug substances, drug product, and stability studies samples.
1.53“IP Contracts” has the meaning set forth in Section 7.2(f)(v).
1.54“IP In-Licenses” has the meaning set forth in Section 7.2(f)(v).
1.55“IP Out-Licenses” has the meaning set forth in Section 7.2(f)(v).
1.56“Know-How” means any and all trade secrets, data, technical information, know-how, processes, procedures, compositions, devices, methods, assays, formulas, protocols, techniques, designs, specifications, software, algorithms, marketing reports, test data (including pharmacological, toxicological, pre-clinical and clinical information and test data), analytical and quality control data (including drug stability data), and manufacturing technology and data (including formulation data).
1.57“Liability” means any direct or indirect indebtedness, liability, assessment, expense, claim, loss, damage, deficiency, obligation or responsibility, known or unknown, disputed or undisputed, joint or several, vested or unvested, executory or not, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured, determinable or undeterminable, accrued or unaccrued, absolute or not, actual or potential, contingent or otherwise (including any liability under any guarantees, letters of credit, performance credits or with respect to insurance loss accruals).
1.58“Licensee” means any Third Party having a license from Flashpoint or a sublicense from another Licensee under the Acquired IP to commercialize a Royalty-Bearing Product, but excluding Distributors.
1.59“Licensing Fee Floor” has the meaning set forth in Section 4.3.
1.60“Losses” has the meaning set forth in Section 8.1.
1.61“Net Sales” means the gross amounts received by Flashpoint, its Affiliates or Licensees (each, a “Selling Party”), from Third Parties that are not Licensees for the sale or other commercial disposition of Royalty-Bearing Products, less the following deductions from such amounts calculated in accordance with the applicable accounting standards and standard internal policies and procedures, consistently applied by the Selling Party, to the extent actually taken, paid, accrued, allowed, included or allocated with respect to such sales (and consistently applied as set forth below): (a) trade, quantity and cash discounts, allowances, and credits allowed and taken, in any form, but expressly excluding discounts or allowances not attributable to a Royalty-Bearing Product; (b) refunds, chargebacks and any other allowances given and taken which effectively reduce the gross amounts billed or invoiced; (c) product rejections or returns, including recalls or damaged goods and billing errors, credits and allowances and bad debt; (d) rebates, chargebacks, and discounts (or the equivalent thereof) accrued and actually paid or credited to any governmental agency (or agent or branch thereof) or to any Third Party payor, administrator or contractee, including but not limited to managed healthcare organizations, pharmacy benefit managers (or equivalent thereof) or their agencies, purchasers, reimbursers, or trade customers, and, any compulsory payments related to the Royalty-Bearing Product(s), and any government levied fees as a result of healthcare reform policies; (e) discounts (or the equivalent thereof) mandated by, or granted to meet the requirements of, Applicable Law, including required chargebacks and retroactive price reductions; (f) transportation, freight, postage charges and other charges such as insurance, relating thereto, in each case included as a specific line item on a bill or an invoice to such Third Parties; (g) that portion of the annual fee on prescription drug manufacturers imposed by the Patient Protection and Affordable Care Act, Pub. L. No. 111-148 (as amended) allocated to sales of the applicable Royalty-Bearing Products; (h) taxes, tariffs, excises, customs duties, and/or other governmental charges upon or measured by the production, sale, transportation, delivery or use of goods, in each case included as a specific line item on a bill or an invoice to such Third Parties; and (i) any other similar and customary deductions that are consistent with applicable accounting standards and not duplicative of any of the deductions specified in clauses (a) – (h) above.
Royalties shall be due only once with respect to any Royalty-Bearing Product. Sales or other commercial dispositions of Royalty-Bearing Product between Selling Parties are not sales to Third Parties and shall be excluded from Net Sales calculations for all purposes so long as such Royalty-Bearing Product is subsequently resold to a Third Party end user. Any resale of a Royalty-Bearing Product by a Distributor shall be excluded from Net Sales calculations for all purposes so long as the sale to such Distributor is included in Net Sales. Royalty-Bearing Products provided to Third Parties without charge or for an amount no greater than the Selling Party’s fully-burdened manufacturing cost for such Royalty-Bearing Products, in connection with research and development (including treatment IND sales or early access program), clinical trials, compassionate use or named patient sales, humanitarian and charitable donations, or indigent programs or for use as samples, shall be excluded from the computation of Net Sales, and no payments will be payable on such sales or such other commercial dispositions.
If a Royalty-Bearing Product is sold as a combination product containing one or more active ingredients that, if sold separately, would still be Royalty-Bearing Products (“Program Component(s)”) and one or more active ingredients that are not Program Components (“Other Component(s)”) (whether combined in a single formulation or formulated separately but packaged under a single label approved), which combination product is sold for a single price (such combination product, a “Combination Product”), Net Sales of such Royalty-Bearing Product for the purposes of determining royalties owed under this Agreement shall be calculated on a country-by-country basis by multiplying the actual Net Sales of the Combination Product

(determined using the above terms) by the fraction A/(A+B), where A is the average gross selling price in the applicable country of a product in finished form containing such Program Component(s) but not the Other Component(s) and B is the average gross selling price in the applicable country of a product in finished form containing such Other Component(s) but not such Program Component(s). If A can be determined but B cannot be determined, the Net Sales of such Royalty-Bearing Product shall be calculated by multiplying the Net Sales of such Combination Product by the fraction A/C, where A is the average gross selling price in the applicable country of a product in finished form containing such Program Component(s) but not the Other Component(s) and C is the average gross selling price of such Combination Product. If B can be determined but A cannot be determined, the Net Sales of such Royalty-Bearing Product shall be calculated by multiplying the Net Sales of such Combination Product by the fraction of one (1) minus B/C, where B is the average gross selling price in the applicable country of a product in finished containing such Other Component(s) but not such Program Component(s) and C is the average gross selling price of such Combination Product. If A and B cannot be calculated because the applicable product is not sold in a particular country, the adjustment to Net Sales shall be determined by the Parties in good faith by mutual agreement to reasonably reflect the fair market value of the contribution of the such Program Component(s) to the total fair market value of such Combination Product. If the Parties cannot agree on such fair market value, such dispute shall be resolved pursuant to Article 9.
1.62“Northwestern” has the meaning set forth in Section 2.3.
1.63“Northwestern Liabilities” has the meaning set forth in Section 2.3.
1.64“Patent Assignment Agreement” has the meaning set forth in Section 2.2(b)(iv).
1.65“Patents” means all patents and patent applications in any country or supranational jurisdiction, including any provisionals, substitutions, divisions, continuations, continuations-in-part, reissues, renewals, registrations, confirmations, reexaminations, extensions, any other pre-or post-grant forms of any of the foregoing, any confirmation patents or registration patents or patents of addition, utility models, patent term extensions or restorations, and supplementary protection certificates or requests for continued examinations and the like, including any and all foreign counterparts of any of the foregoing.
1.66“Person” means any individual, partnership, limited liability company, firm, corporation, association, trust, unincorporated organization, governmental agency or authority or other entity.
1.67“Prior CDA” means the Mutual Confidential Non-Disclosure Agreement by and between Exicure and Flashpoint dated June 18, 2024 and subsequently amended on June 20, 2024.
1.68“Product” means (a) any pharmaceutical product containing any Compound (alone or with other active ingredients), in all forms, presentations, formulations, methods of administration and dosage forms; and (b) to the extent not included in clause (a), any Royalty-Bearing Product, in each case ((a) and (b)) developed, conceived, invented, or reduced to practice (i) prior to January 1, 2023 or (ii) in connection with a Program on or after January 1, 2023.
1.69“Program” means any R&D programs in the biotechnology field owned or Controlled by Exicure as of January 1, 2023, as set forth on Schedule 1.69, including its TLR9 agonist program and including any work conducted on any such R&D program prior to the Closing Date.
1.70“Program IP” means all Patents, Know-How, Trademarks and other Intellectual Property Rights owned by or licensed to Exicure or its Affiliates as of the Closing Date that (a) were generated or used by or on behalf of Exicure or its Affiliates in connection with the research, development, or manufacture of any Compound or Product or the conduct of any Program or (b) are necessary or reasonably useful for the research, development, manufacture or commercialization of any Compound or Product or the conduct of any Program.
1.71“Program Patents” means all Patents within the Program IP.
1.72“Purchase Price Allocation” shall have the meaning set forth in Section 2.5.
1.73“Regulatory Approval” means all approvals from the relevant Regulatory Authority to market and sell a Product in the Territory (including all applicable pricing and reimbursement approvals).
1.74“Regulatory Authority” means any government regulatory authority involved in granting approvals for the conduct of clinical trials or the manufacturing, marketing, sale, reimbursement or pricing of a Product in the Territory, including the FDA and the EMA.
1.75“Regulatory Documentation” means all (a) documentation comprising Regulatory Filings, including all submissions, reports, and correspondence relating thereto, (b) correspondence and reports necessary to, or otherwise describing the ability to, commercially distribute, sell, or market any Product, submitted to or received from any Regulatory Authority (including minutes and official contact reports relating to any communications with any Regulatory Authority) and relevant supporting documents with respect thereto, including all regulatory drug lists, advertising and promotion documents, annual and periodic reports, adverse event files, and complaint files, and (c) data (including clinical and preclinical data and CMC data) contained in any of the foregoing.
1.76“Regulatory Filings” means all applications, filings, submissions, approvals, licenses, registrations, permits, notifications, and authorizations (or waivers) with respect to the testing, development, manufacture, or commercialization of any Product made to or received from any Regulatory Authority in a given country or jurisdiction.
1.77“Related Documents” has the meaning set forth in Section 2.2(b)(vi).

1.78“Representatives” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.
1.79“Retained Liabilities” has the meaning set forth in Section 2.4.
1.80“Royalty-Bearing Product” means any product (whether presently known or hereinafter developed) that is Covered by a Valid Claim of a Program Patent in the country where such product is sold or that otherwise uses, contains, or consists of any Compound.
1.81“Royalty Floor” has the meaning set forth in Section 4.2.
1.82“Royalty Term” means, on the country-by-country and Royalty-Bearing Product-by-Royalty-Bearing Product basis, the period commencing on First Commercial Sale of such Royalty-Bearing Product in such country and ending on the latest to occur of (a) the expiration of the last-to-expire Valid Claim of a Program Patent Covering such Royalty-Bearing Product in such country and (b) the [***] anniversary of the First Commercial Sale in such country of such Royalty-Bearing Product.
1.83“Rules” has the meaning set forth in Section 9.2(a).
1.84“SEC” means the United States Securities and Exchange Commission.
1.85“Specified Contracts” means that certain Collaboration, Option and License Agreement by and between Exicure, Inc. and Ipsen Biopharm Limited dated July 30, 2021, that certain Mutual Termination Agreement for Collaboration, Option and License Agreement by and between Exicure, Inc. and Ipsen Biopharm Limited dated December 12, 2022, that certain Collaboration, Option and License Agreement by and between Exicure, Inc. and Allergan Pharmaceuticals International Limited dated November 13, 2019, that certain Letter Agreement with Allergan Pharmaceuticals International Limited dated December 5, 2022, that certain License and Development Agreement by and between Exicure, Inc. and Dermelix Biotherapeutics dated February 17, 2019, and that certain Research Collaboration, Option and License Agreement by and between Exicure, Inc. and Purdue Pharma L.P. dated December 2, 2016.

1.86“Tax” means any tax (including any income tax, franchise tax, capital gains tax, estimated tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, occupation tax, inventory tax, occupancy tax, withholding tax or payroll tax), levy, assessment, tariff, impost, imposition, toll, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), that is, has been or may in the future be (a) imposed, assessed or collected by or under the authority of any Governmental Authority, or (b) any Liability for the payment of any amounts of the type described above in this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Tax or to indemnify any other Person for Tax.

1.87“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information that is, has been or may in the future be filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Applicable Laws relating to any Tax.
1.88“Territory” means worldwide.
1.89“Third Party” means a Person other than Exicure or Flashpoint or an Affiliate of Exicure or Flashpoint.
1.90“Threshold” has the meaning set forth in Section 11.8(a).
1.91“Trademark” means any word, name, symbol, color, product shape, designation or device or any combination thereof that functions as a source identifier, including any trademark, trade dress, brand mark, service mark, trade name, brand name, product configuration, logo or business symbol, whether or not registered.
1.92“Transfer” has the meaning set forth in Section 2.6.
1.93“United States” or “U.S.” means the United States of America and its territories and possessions (including the District of Columbia and Puerto Rico).
1.94“Valid Claim” means (a) a claim of an issued and unexpired patent that has not been abandoned, cancelled or held permanently revoked, unenforceable or invalid by a decision of a court or other governmental agency of competent jurisdiction unappealed within the time allowed for appeal, or that has not been admitted to be invalid or unenforceable through reissue or disclaimer or otherwise or (b) a claim of a pending patent application that has not been finally abandoned or finally rejected or expired and which has been pending within seven (7) years from the date of filing of the earliest priority patent application to which such pending patent application is entitled to claim benefit. Any claim in a pending patent application that is filed after seven (7) years from its earliest priority date will not be considered a Valid Claim until such claim is granted and meets the requirement of subsection (a).
Article 2

Sale of Assets; Transfer; Exclusivity
2.1Sale of Assets to Flashpoint. Except for any of the assets set forth on Schedule 2.1 (the “Excluded Assets”), Exicure hereby sells, conveys, transfers, assigns and delivers to Flashpoint, and Flashpoint hereby purchases and acquires from Exicure, in each case as of the Closing Date, free and clear of all Encumbrances other than the Assumed Liabilities, all of the assets, properties, privileges, claims, title, interests, and rights of Exicure or its Affiliates that are owned, used, or held for use in connection with, or that are otherwise related to, any Compound,

Product or Program, or the ownership or use thereof, whether such assets, properties, privileges, claims, or rights are real, personal, or mixed, tangible or intangible, wherever located, whether or not any of such assets, properties, privileges, claims, or rights have any value for accounting purposes or are carried or reflected on or specifically referred to in any books or financial statements of Exicure (collectively, the “Acquired Assets”), including all of the following:
(a)All Contracts related to any Compound, Product or Program, including the Contracts set forth on Schedule 2.1(a) and any invention assignment agreements with the Inventors that assign or grant to Exicure ownership of inventions and intellectual property developed in the course of providing services to Exicure by such Inventors, but excluding the Excluded Contracts (the “Acquired Contracts”);
(b)All Acquired IP and all rights to sue for or assert claims against and remedies against past, present or future infringements of any or all of the Acquired IP and rights of priority and protection of interests therein and to retain any and all amounts therefrom;
(c)All Regulatory Documentation and Regulatory Filings held by Exicure or its Affiliates in existence as of the Closing Date, including, for Cavrotolimod IND No. 139964, for AST-005, Study Protocol No. AST-005, EudraCT No. 2015-004349-17, and for XCUR17, Study Protocol No. xcur17-101, EudraCT No. 2016-005174-35;
(d)All Exicure Documents;
(e)All safety databases related to any Compound or Product;
(f)All claims, counterclaims, credits, causes of action, choses in action, rights of recovery, and rights of indemnification or setoff against Third Parties related to any Compound, Product or Program.
In addition, the Acquired Assets will include, and Exicure will transfer to Flashpoint, copies of all expired or terminated Contracts related to Program(s), Compound(s) or Product(s).
2.2Closing; Closing Deliverables.
(a)Closing. The closing of the Contemplated Transactions (the “Closing”) shall take place remotely via exchange of electronic copies of the agreements, documents, certificates and other instruments set forth in this Section 2.2, at 9:00 a.m., San Francisco time, on the second business day following the satisfaction (or, to the extent permitted, waiver) of the conditions set forth in Article 10 (other than those conditions that by their terms are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, time and date as shall be agreed between Flashpoint and Exicure. The date on which the closing occurs is called the “Closing Date.”
(b)Exicure Closing Deliverables. Not later than the Closing, Exicure shall deliver or cause to be delivered to Flashpoint:

(i)an assignment and assumption agreement in the form attached hereto as Annex A (“Assignment and Assumption Agreement”);
(ii)a bill of sale in the form attached hereto as Annex B (the “Bill of Sale”);
(iii)a letter transferring ownership of Cavrotolimod IND No. 139964, in the form attached hereto as Annex C (“Exicure IND Letter”);
(iv)a patent assignment agreement in the form attached hereto as Annex E (“Patent Assignment Agreement”);
(v)a duly completed and accurate IRS Form W-9; and
(vi)such other instruments of assignment and transfer as are reasonably necessary to convey good and marketable title in the Acquired Assets to Flashpoint (any such documents, together with the Assignment and Assumption Agreement, Bill of Sale and Exicure IND Letter, the “Related Documents”).
(c)Flashpoint Closing Deliverables. Not later than at the Closing, Flashpoint shall deliver or cause to be delivered to Exicure:
(i)the Assignment and Assumption Agreement, duly executed by Flashpoint and/or its applicable Affiliates; and
(ii)the Bill of Sale, duly executed by Flashpoint and/or its applicable Affiliates.
2.3Assumed Liabilities. Upon and subject to the terms, conditions, representations and warranties of Exicure contained herein, and subject to Section 2.4, Flashpoint hereby assumes and agrees to pay, perform, and discharge promptly and fully when due: (a) any Liabilities of Exicure under the Acquired Contracts, effective as of the Closing Date, but only to the extent such Liabilities (i) first arise after the Closing Date, (ii) do not arise from or relate to any breach by Exicure or its Affiliates of any provision of any of such Acquired Contracts, (iii) do not arise from or relate to any event, circumstance or condition occurring or existing on or prior to the Closing Date, and (iv) are reasonably ascertainable by reference to terms of such Acquired Contracts, and (b) (i) any Liabilities constituting damages awarded to Northwestern University or any Affiliate thereof (“Northwestern”) arising in connection with facts underlying the Arbitration (“Northwestern Liabilities”), and (ii) any Liabilities relating to or arising from any Contract, dealing, or relationship between Flashpoint and Northwestern after the Closing Date, in each case ((i) and (ii)) to the extent relating to any Acquired Assets ((a) and (b) together, the “Assumed Liabilities”). Flashpoint shall assume control of the Arbitration (subject to the limitations and procedures set forth in Section 8.3(b)) and Exicure shall not take any actions with respect to such Arbitration without Flashpoint’s written consent, which shall not be unreasonably withheld. For the purpose of clarification, Exicure shall not assume, and shall have no Liability for, any Liabilities of Assumed Liabilities of any kind, character or description, whether accrued, absolute, contingent or otherwise, it being understood that Exicure is expressly disclaiming any express or implied assumption of any Assumed Liabilities.
2.4Retained Liabilities. Except for the Assumed Liabilities, Flashpoint shall not assume, and shall have no Liability for, any Liabilities of Exicure or its Affiliates of any kind, character or description, whether accrued, absolute, contingent or otherwise, it being understood that Flashpoint is expressly disclaiming any express or implied assumption of any Liabilities other than the Assumed Liabilities (collectively, the “Retained Liabilities”).
2.5Purchase Price Allocation. Flashpoint shall prepare an allocation of the Consideration (and any other amounts treated as consideration for U.S. federal income Tax purposes) in accordance with Section 1060 of the Code (the “Purchase Price Allocation”). Flashpoint shall deliver a draft Purchase Price Allocation to Exicure no later than ninety (90) days after the Closing. Within thirty (30) days of receipt of such draft Purchase Price Allocation, Exicure shall provide to Flashpoint written comments on such draft Purchase Price Allocation, and Flashpoint shall consider in good faith any reasonable comments made by Exicure. If Exicure fails to provide Flashpoint with written comments within thirty (30) days after the receipt of the draft Purchase Price Allocation, then such draft Purchase Price Allocation shall become final and binding on all Parties. Flashpoint and Exicure shall file all Tax Returns in a manner consistent with the Purchase Price Allocation, unless otherwise required by Applicable Law or a Governmental Authority. In the event that the Purchase Price Allocation is disputed by any Governmental Authority, the Party receiving notice of the dispute shall promptly notify the other Party in writing of such notice and resolution of the dispute.
2.6Transfer. Within five (5) business days after the Closing Date, Exicure shall submit to the FDA the Exicure IND Letter and Flashpoint shall submit to the FDA a letter accepting ownership of IND No. 139964, substantially similar in form and substance to the form attached hereto as Annex D (“Flashpoint IND Letter”). Exicure shall provide to Flashpoint or its designee, at no additional cost or expense to Flashpoint, all Acquired Assets (the “Transfer”) that did not transfer to Flashpoint at Closing according to the schedule set forth in Schedule 2.6. In connection with the Transfer, Exicure shall furnish Flashpoint with electronic copies (where possible in Microsoft Word format, otherwise in searchable PDF format or other agreed format) of, and if reasonably requested by Flashpoint, physical access to the originals of, any and all documents, electronic records and databases, samples and other tangible materials included in the Acquired Assets. As reasonably requested by Flashpoint, Exicure shall provide, at no additional cost or expense to Flashpoint, reasonable technical support (by teleconference, videoconference, electronic means or in-person, in each case during regular business hours and upon reasonable advance notice) to support the Transfer. Notwithstanding the foregoing, in the event Flashpoint or Exicure later becomes aware of any Acquired Assets that should have, but have not, been transferred to Flashpoint as part of the Transfer, such Party shall promptly notify the other Party and Exicure shall promptly transfer such Acquired Assets to Flashpoint or its designee.
2.7Non-Assignable Assets. Notwithstanding anything to the contrary contained in this Agreement, this Agreement shall not constitute an agreement to sell, transfer, assign or deliver to Flashpoint any Acquired Asset if an attempted sale, transfer, assignment or delivery thereof (a) would result in a violation of Applicable Law, or (b) would require the consent, authorization, approval or waiver of a Person who is not a party to this Agreement or an Affiliate of a party to this Agreement (including any Governmental Authority) and such consent, authorization, approval or waiver shall not have been obtained prior to the Closing. Exicure will use its commercially reasonable efforts to obtain any such required consent, authorization, approval or waiver. Once such consent, authorization, approval or waiver is obtained, Exicure shall sell, assign, transfer and deliver to Flashpoint the relevant Acquired Asset to which such consent, authorization, approval or waiver relates for no additional consideration. Unless and until such consent, authorization, approval or waiver is obtained, or if an attempted sale, transfer, assignment or delivery thereof would be ineffective or would adversely affect the rights of Exicure or Flashpoint so that Flashpoint would not in fact receive all rights under or benefits of such Acquired Asset, Exicure and Flashpoint will cooperate in an arrangement under which Flashpoint would obtain the economic and, to the extent permitted under Applicable Law, operational equivalent of the transfer of such Acquired Asset in accordance with this Agreement, including subcontracting, sub-licensing or subleasing to Flashpoint, or under which Exicure would enforce, at Flashpoint’s expense, for the benefit of Flashpoint, with Flashpoint assuming at Flashpoint’s expense Flashpoint’s obligations, any and all rights of Exicure against a third party thereto. Exicure will promptly pay to Flashpoint when received all monies received by Exicure to the extent related to such Acquired Assets, and Flashpoint shall pay, defend, discharge and perform all Liabilities to the extent related thereto, in each case in connection with the arrangements under this Section 2.7.
2.8Exclusivity. Exicure shall not, and shall not authorize or permit any of its Affiliates or any of its or their Representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal (as defined below); (ii) enter into discussions or negotiations with, any Person concerning a possible Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal. Exicure shall immediately cease and cause to be terminated, and shall cause its Affiliates and all of its and their Representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, an Acquisition Proposal. For purposes hereof, “Acquisition Proposal” shall mean any inquiry, proposal or offer from any Person (other than Flashpoint) concerning the sale, lease, exchange or other disposition of the Acquired Assets or any portion thereof. Exicure shall promptly (and in any event within three business days after receipt thereof by Exicure or its Representatives) advise Flashpoint orally and in writing of any Acquisition Proposal, any request for information with respect to any Acquisition Proposal, or any inquiry with respect to or which could reasonably be expected to result in an Acquisition Proposal, the material terms and conditions of such Acquisition Proposal, request, or inquiry, and the identity of the Person making the same. Exicure agrees that the rights and remedies for noncompliance with this Section 2.7 shall include having such provision specifically enforced by any court of competent jurisdiction, it being acknowledged and agreed that any such breach or threatened breach will cause irreparable harm to Flashpoint for which monetary damages would not provide an adequate remedy.

2.9License Back. Flashpoint hereby grants Exicure and its Affiliate the worldwide, irrevocable, royalty-free, transferable, sublicensable, right and license, under all of its rights, including Intellectual Property Rights, in and to the Acquired Assets, to sell, have sold, distribute, and otherwise dispose of the Inventory until all Inventory in the possession or control of Exicure or its Affiliates as of the Closing Date have been depleted. For the avoidance of doubt, Exicure and its Affiliates will have no duty to account to Flashpoint or otherwise pay any amount (including any royalty) in connection with its rights to sell off any Inventory. Nothing in this Agreement shall prevent, or shall be interpreted to prevent Exicure or its Affiliates from selling or otherwise disposing of any Inventory in any manner it deems fit.
Article 3

Development, Manufacture and Commercialization
3.1As between the Parties, from and after the Closing Date, Flashpoint shall have sole control, authority, and discretion, at its sole expense, over the conduct of Programs, and research, development (including regulatory activities), manufacturing and commercialization of Compounds and Products. Without limiting the foregoing, as between the Parties, Flashpoint shall be solely responsible for and shall bear the entire cost of preparing and submitting registration dossiers for Regulatory Approval of Products, Flashpoint shall be the holder of all Regulatory Approvals for Products, Flashpoint shall own all submissions in connection therewith, and Flashpoint shall set the price for all Products.
Article 4

Consideration
4.1Consideration. As consideration for the sale, conveyance, delivery, transfer and assignment of the Acquired Assets, Flashpoint will pay to Exicure, by wire transfer of immediately available funds in accordance with wire instructions provided to Flashpoint on or prior to each of the dates set forth below, One Million Five Hundred Thousand Dollars ($1,500,000.00) (minus any amounts due by Exicure pursuant to Section 4.4) (the “Consideration”), of which One Hundred Fifty Thousand Dollars ($150,000.00) has already been paid by Flashpoint as of the Effective Date (and Exicure acknowledges receipt of such amount) and the remainder of which amount shall be paid in accordance with the following schedule:
(a)First Installment: Five Hundred Fifty Thousand Dollars ($550,000.00) in cash within seven (7) days of the Closing Date;
(b)Second Installment: Four Hundred Thousand Dollars ($400,000.00) in cash on or before the three (3) month anniversary of the Closing Date; and
(c)Third Installment: Four Hundred Thousand Dollars ($400,000.00) in cash on or before the six (6) month anniversary of the Closing Date.

4.2Running Royalties. During the applicable Royalty Term, within forty-five (45) days after the end of a Calendar Quarter, Flashpoint will pay to Exicure a royalty equal to [***]) of worldwide Net Sales of Royalty-Bearing Products received by Flashpoint, its Affiliates, or its Licensees during such Calendar Quarter, if any. However, (a) in the event that a Royalty-Bearing Product is subject to royalty obligations to one or more other licensors, Flashpoint shall be entitled to deduct from the royalties owed to Exicure the amount of any royalties payable to other licensors with respect to such Royalty-Bearing Product and (b) from and after the date on which a Royalty-Bearing Product is not Covered by a Valid Claim of a Program Patent in a country, the royalty rate for such Royalty-Bearing Product sold in such country shall be reduced by 50%, provided that the cumulative effect of the reductions in subsections (a) and (b) shall not reduce the effective royalty rate to Exicure below [***] of Net Sales (the “Royalty Floor”). Notwithstanding anything to the contrary herein, all payments received by Flashpoint hereunder on sales of Royalty-Bearing Products by Bluejay, its Affiliates, or its sublicensees under the Bluejay License (other than reimbursement payments for expenses incurred by or on behalf of Flashpoint) shall be passed through to Exicure within [***] days of Flashpoint’s receipt of such payments, and neither such sales under the Bluejay License nor any such payments passed through to Exicure shall give rise to any royalties or licensing fees payable to Exicure hereunder.
4.3Licensing Fees. In addition to the running royalties under Section 4.2, Flashpoint will pay to Exicure [***] of the gross proceeds paid to Flashpoint from a Licensee for projects or programs relating to Program Patents, including, but not limited to, license issue fees, option payments, technology access fees, partnership fees, or milestones or prepayments after missed milestones, anniversary fees, but excluding (a) running royalty payments, (b) issuance of equity or bona fide debt, (c) funds for research and development (including payments for the supply of materials or products at or below the fully burdened manufacturing cost therefor), and (d) reimbursement of patent expenses. However, in the event that any proceeds from a Licensee are subject to licensing or sublicensing fee obligations to one or more other licensors, Flashpoint shall be entitled to deduct from the licensing fees owed to Exicure the amount of any licensing or sublicensing fees payable to other licensors with respect to such sublicensee proceeds, provided that the effective sublicensing fee percentage payable to Exicure shall not be reduced below [***] of such gross proceeds (as calculated above) (the “Licensing Fee Floor”).
4.4Withholding of Taxes. Any withholding of Taxes levied by tax authorities on the payments hereunder shall be borne by Exicure and deducted by Flashpoint, from the sums otherwise payable by it hereunder, for payment to the proper tax authorities on behalf of Exicure. Flashpoint agrees to cooperate with Exicure in the event Exicure claims exemption from such withholding or seeks deductions under any double taxation or other similar treaty or agreement from time to time in force, including but not limited to providing Exicure with receipts of payment of such withheld Tax or other documents reasonably available to Flashpoint.

Article 5

Intellectual Property
5.1Patent Prosecution and Maintenance. As between the Parties, from and after the Closing Date Flashpoint shall have the sole right, but not any obligation, to prosecute and maintain all Program Patents, in its sole discretion and at its own expense and by counsel of its own choice. From and after the Closing Date, Exicure shall cooperate with Flashpoint to transfer of all prosecution and maintenance responsibilities relating to the Program Patents, which cooperation shall include: (a) transferring to Flashpoint the existing, complete patent files for the Program Patents and communicating to Flashpoint all facts and information then known to Exicure comprising or relating thereto; (b) furnishing Flashpoint with copies of all documents, electronic records, photographs, models, samples and other tangible materials in Exicure’s control that relate directly to the Program Patents, (c) executing all documents necessary to record with each applicable patent authority the assignment of the Acquired Patents to Flashpoint, including additional Patent Assignment Agreements in substantially the form attached hereto as Annex E, and (d) filing all documents necessary to transfer correspondence with the U.S. Patent and Trademark Office and other applicable patent authorities in other countries to Flashpoint and to give Flashpoint’s patent counsel power of attorney thereto.
5.2Enforcement. Exicure shall promptly notify Flashpoint of any alleged or threatened infringement or misappropriation of the Program IP, in each case of which it becomes aware. As between the Parties, Flashpoint shall have the sole right, but not the obligation, to bring a suit or otherwise take action against any Person or entity directly infringing, contributorily infringing or inducing infringement of, or misappropriating the Program IP, at its full discretion and its own expense and by counsel of its own choice, and Flashpoint shall solely retain any recovery in connection therewith. Exicure shall provide Flashpoint, at Flashpoint’s request and expense, with any assistance reasonably requested by Flashpoint with respect to the enforcement or defense of the Program Patents.
Article 6

Confidentiality, Publication and Publicity
6.1Confidentiality. Except to the extent expressly authorized by this Agreement or otherwise agreed in writing by the Parties, each Party agrees that, starting from the Closing Date until ten (10) years after the First Commercial Sale of the last Royalty-Bearing Product, it and its Affiliates shall, and shall cause their respective Representatives to, keep confidential and shall not publish or otherwise disclose and shall not use for any purpose other than as provided for in this Agreement any Confidential Information of the other Party, unless the receiving Party can demonstrate by competent proof that such Confidential Information:
(a)was already known to the receiving Party or its Affiliate, other than under an obligation of confidentiality, at the time of disclosure by the other Party;

(b)was generally available to the public or otherwise part of the public domain at the time of its disclosure to the receiving Party or its Affiliate;
(c)became generally available to the public or otherwise part of the public domain after its disclosure and other than through any act or omission of the receiving Party or its Affiliate in breach of this Agreement;
(d)was disclosed to the receiving Party or its Affiliate, other than under an obligation of confidentiality to a Third Party, by a Third Party who had no obligation to the disclosing Party not to disclose such information to others; or
(e)was independently discovered or developed by the receiving Party or its Affiliate without the use of Confidential Information belonging to the disclosing Party.
6.2Authorized Disclosure.
(a)Each Party and its Affiliates may disclose Confidential Information belonging to the other Party to the extent such disclosure:
(i)is reasonably necessary to prosecute or defend litigation with respect to this Agreement;
(ii)is reasonably necessary to comply with Applicable Laws, governmental regulations or court orders; or
(iii)is to each Party or its Affiliates’ Representatives, in each case who have a need to know to perform any obligation or exercise any right of such Party under this Agreement and who agree to be bound by terms of confidentiality which are no less restrictive than those set forth in this Agreement.
(b)Notwithstanding the foregoing, in the event the receiving Party is required to make a disclosure of disclosing Party’s Confidential Information pursuant to Section 6.2(a)(ii), it will, except where impracticable, (i) give reasonable advance notice to the disclosing Party of such disclosure, (ii) use efforts to secure confidential treatment of such information at least as diligent as the receiving Party would use to protect its own Confidential Information, but in no event less than reasonable efforts, and (iii) cooperate with any efforts by the disclosing Party, at the disclosing Party’s request and expense, to secure confidential treatment of such Confidential Information. Disclosure by the receiving Party of Confidential Information in accordance with any of the foregoing provisions of this Section 6.2(b) shall not, in and of itself, cause the information so disclosed to cease to be treated as Confidential Information under this Agreement, except to the extent that, by virtue of disclosure by the receiving Party in full compliance with this Section 6.2(b), such information becomes generally known or available.
6.3Publication. Exicure and its Affiliates shall not publish or otherwise publicly disclose any data or results regarding any Program, Compound or Product without the prior written consent of Flashpoint. Flashpoint shall have the right to publish or otherwise publicly disclose any data or results regarding any Program, Compound or Product in its sole discretion without the prior written consent of Exicure.
6.4Publicity. Neither Exicure nor Flashpoint shall, without the prior consent of the other, except as required by Applicable Laws (including those applicable to the public sale of securities), issue any press release or make any other public announcement concerning the terms of the Agreement, nor (except as set forth below) use the name of the other Party or its Affiliates. Notwithstanding the foregoing, each Party may disclose the terms of this Agreement in securities filings with the SEC to the extent required by Applicable Laws after complying with the procedure set forth in this Section 6.4. In such event, the Party seeking such disclosure shall prepare a draft confidential treatment request and proposed redacted version of this Agreement to request confidential treatment for this Agreement, and the other Party agrees to promptly (and in any event, no less than five (5) days after receipt of such confidential treatment request and proposed redactions) give its input in a reasonable manner in order to allow the Party seeking disclosure to file its request within the time lines proscribed by Applicable Laws. The Party seeking such disclosure shall exercise commercially reasonable efforts to obtain confidential treatment of the Agreement from the SEC (or equivalent foreign agency) as represented by the redacted version reviewed by the other Party. For clarity, Flashpoint shall not have any obligation to Exicure with respect to press releases or other public disclosures regarding the development, Regulatory Approval, commercialization or Exploitation of any Compound or Product or the conduct of any Program. For avoidance of doubt, Flashpoint shall be entitled to make announcements of any nature stating that it has acquired the Acquired Assets, including identification of such assets.
Article 7

Representations, Warranties and Covenants
7.1Representations and Warranties of Flashpoint. Flashpoint hereby represents and warrants to Exicure that, as of the Closing Date:
(a)Corporate Existence and Power. Flashpoint is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated and has full power and authority and the legal right to own and operate its property and assets and to carry on its business as it is now being conducted and as contemplated by this Agreement.
(b)Authority and Binding Agreement. (i) Flashpoint has the power and authority and the legal right to enter into this Agreement and perform its obligations hereunder; (ii) Flashpoint has taken all necessary authorized action on its part required to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder; and (iii) this Agreement has been duly executed and delivered on behalf of Flashpoint and constitutes a legal, valid and binding obligation that is enforceable against it in accordance with its terms.
(c)No Conflict. Flashpoint’s performance and execution of this Agreement does not and will not result in a breach of any other Contract to which it is a party.

(d)Consideration. Flashpoint has taken all necessary actions to ensure that the total amount of Consideration is currently, and will at all times between the date hereof and payment of the Third Installment, be available in cash or other form of immediately available funds by wire transfer.
7.2Representations and Warranties of Exicure. Except with respect to the Specified Contracts, Exicure hereby represents and warrants as of the Closing Date and covenants, as applicable, as follows:
(a)Corporate Existence and Power. Exicure is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated and has full power and authority and the legal right to own and operate its property and assets and to carry on its business as it is now being conducted and as contemplated by this Agreement. Exicure is duly qualified or licensed to do business and is in good standing in each jurisdiction in which ownership of the Acquired Assets makes such qualification or licensing necessary.
(b)Authority and Binding Agreement. Exicure has the power and authority and the legal right to enter into this Agreement and the Related Documents, to perform its obligations hereunder and thereunder and to consummate the Contemplated Transactions; has taken all necessary authorized action on its part required to authorize the execution and delivery of this Agreement and the Related Documents, the performance of its obligations hereunder and the consummation of the Contemplated Transactions. No other corporate proceedings on part of Exicure are necessary to authorize this Agreement or the Related Documents or to consummate the Contemplated Transactions; and this Agreement has been duly executed and delivered on behalf of Exicure and constitutes a legal, valid and binding obligation that is enforceable against Exicure in accordance with its terms.
(c)Acquired Assets. Exicure is the sole owner of the entire right, title and interest in and to all Acquired Assets (excluding the Patents disclosed in Schedule 7.2(f)(vii), which are co-owned by Exicure and Northwestern), in each case free of all Encumbrances, and has the full and legal rights and authority to sell, assign, transfer and deliver the Acquired Assets to Flashpoint. Other than the claims that are the subject of the Arbitration, there are no adverse claims of ownership to the Acquired Assets, and Exicure has not received any oral or written notice that any Person has asserted a claim of ownership or right of possession or use in or to any of the Acquired Assets, nor, to Exicure’s knowledge, are there any facts, circumstances or conditions on which such a claim could be brought in the future. At the Closing, subject to the Arbitration, Flashpoint will acquire from Exicure sole and exclusive, good and marketable title to all of the Acquired Assets, free and clear of all Encumbrances.
(d)Contracts. Schedule 7.2(d) contains a true and accurate list of all Contracts pursuant to which Exicure or any of its Affiliates enjoys any right or benefit or undertakes any obligation related to any Acquired Asset or any Program, Compound or Product, other than (i) non-disclosure agreements, (ii) licenses granted to Exicure for off-the-shelf software, (iii) invention assignment agreements with employees and consultants that assign or grant to Exicure ownership of inventions and intellectual property developed in the course of providing services to Exicure by such employees and consultants, and Excluded Contracts. Exicure has made available to Flashpoint a complete and accurate copy of each such Contract, including all Acquired Contracts. Each Acquired Contract is in full force and effect and has not been terminated, except as disclosed in Schedule 7.2(d). No Acquired Contract has been breached by Exicure or any of its Affiliates, or to Exicure’s and its Affiliates’ knowledge, by the other party to such Acquired Contract. Exicure and its Affiliates have not received or provided any notice of breach or termination regarding any Acquired Contract. Neither Exicure nor any of its Affiliates has waived any right under any Acquired Contract. As of the Closing Date, there are no discussions or negotiations regarding any amendment or modification to or any termination of any Acquired Contract, except as disclosed in Schedule 7.2(d).
(e)Other Contracts. Other than the Acquired Contracts, there are no Contracts (i) pursuant to which Exicure or its Affiliates has obtained, or has a right to obtain, a license under or rights to use any Patent, Know-How, Trademark or other Intellectual Property Right that is relevant to any Program, Compound or Product; or (ii) to Exicure’s knowledge, pursuant to which Exicure or its Affiliates otherwise owes, or would otherwise owe, payments to a Third Party as a result of the practice of any Program IP, the conduct of any Program or the Exploitation of any Compound or Product.
(f)Intellectual Property.
(i)Schedule 7.2(f)(i) sets forth, as of the date hereof, a complete and accurate list of all registered Patents and Trademarks in the Acquired IP, including the registration number, filing date, expiration date, country or territory, registrant and owner of record in respect of each such item of Acquired IP (such items, collectively, “Exicure Registered IP”). As of the Effective Date, to Exicure’s knowledge, all Exicure Registered IP is subsisting and not invalid or unenforceable, and has been duly registered or filed with or issued by each appropriate Governmental Authority in the jurisdiction indicated in Schedule 7.2(f)(i). All necessary filing, examination, registration, maintenance and renewal fees currently due in connection with such Exicure Registered IP have been made, and all necessary documents, proofs of working or use, recordations, affidavits, and certificates in connection with such Exicure Registered IP have been timely filed with the relevant authorities in the United States or applicable non-U.S. jurisdictions, as the case may be, for the purposes of prosecuting, registering or maintaining such Exicure Registered IP up to the Effective Date. Exicure is the registered owner of each item of Exicure Registered IP which it owns or purports to own. The Exicure Registered IP has not expired or been declared invalid, in whole or in part, by any Governmental Authority, and is not subject to any interference, opposition, reissue, reexamination, cancellation or other similar proceeding which challenge the validity or ownership of such Exicure Registered IP. Each of the Program Patents listed in Schedule 7.2(f)(i) properly identifies each and every inventor of the claims thereof as determined in accordance with the laws of the jurisdiction in which such Acquired Patent is issued (or, with respect to patent applications, such patent application is pending). Each inventor named on the Patents listed in Schedule 7.2(f)(i) has executed an agreement assigning his, her or its entire right, title and interest in and to such Acquired Patent, and the inventions embodied and claimed therein, to Exicure. To Exicure’s knowledge, no such inventor has any contractual or other obligation that would preclude any such assignment or otherwise conflict with the obligations of such inventor to Exicure under such agreement with Exicure.
(ii)Exicure exclusively owns all rights, title and interests in and to all Acquired IP (excluding the Patents disclosed in Schedule 7.2(f)(vii), which are co-owned by Exicure and Northwestern), and has the right to transfer to Flashpoint or its Affiliates under the terms of this Agreement, all Acquired IP, free and clear of all Encumbrances. Immediately following the Closing, Flashpoint shall have substantially the same rights, interest, and title in and to each item of Acquired IP as held by Exicure immediately prior to the Closing, in each case, without the payment of any additional amounts or consideration.
(iii)To Exicure’s knowledge, the Exploitation of the Acquired IP does not, and would not reasonably be expected, following commercialization, to infringe or misappropriate the Intellectual Property Rights of any other Person in existence on the Closing Date. To Exicure’s knowledge, (i) no Person or Persons has, directly or indirectly, infringed, diluted, misappropriated or otherwise violated or is or are infringing, diluting, misappropriating or otherwise violating the Acquired IP and (ii) Exicure has not brought or threatened to bring any claim, suit or proceeding against any Person alleging any such misappropriation, infringement, dilution or violation, and (iii) neither of the foregoing clauses (i) or (ii) have been asserted in any cease and desist letter or other written notice, including in the nature of offering a license or covenant not to sue, in each case relating to Acquired IP.
(iv)Except as set forth on Schedule 7.2(f)(iv), no claims have been asserted or threatened in writing by any Person against Exicure or its Affiliates, nor does there exist, to Exicure’s knowledge, any valid basis for such a claim, with respect to: (i) challenging the ownership, licensing or use of any Acquired IP; (ii) any actual or potential infringement, dilution, misappropriation or unauthorized use of Acquired IP; (iii) any actual or potential infringement, dilution, misappropriation or unauthorized use of any Third Party’s Intellectual Property Rights with respect to any Acquired IP; (iv) the validity or enforceability of any Acquired IP; or (v) asserting that the operation of any Program has infringed, diluted, misappropriated or otherwise violated any intellectual property right of any Person. Exicure has the right to bring Actions for infringement, including all rights to recover damages for past infringement, of all Acquired IP.
(v)Schedule 7.2(f)(v) sets forth a complete and accurate list as of the date hereof of all (i) Contracts in which options, rights or licenses to any Program IP are granted to Exicure by any other Person (other than (A) “commercial off-the-shelf” software, (B) non-exclusive rights or licenses granted by any Person in the ordinary course of business consistent with standard industry practices, or (C) Excluded Contracts) (collectively, “IP In-Licenses”), and (ii) Contracts in which options, rights, or licenses relating to any Acquired IP are granted by Exicure to any other Person (other than non-exclusive rights or licenses granted by Exicure in the ordinary course of business consistent with past practice or any Excluded Contracts) (collectively, “IP Out-Licenses”, and together with the IP In-Licenses the “IP Contracts”). To Exicure’s knowledge, (x) all obligations for payment of undisputed monies currently due as of the date hereof and payable by Exicure in connection with such IP Contracts have been satisfied and (y) Exicure has not materially breached any of Exicure’s performance obligations in connection with such IP Contracts.
(vi)Exicure has used commercially reasonable efforts to protect its ownership of and rights in the Acquired IP and to maintain its trade secrets constituting Acquired IP in confidence. Exicure and its Affiliates have not made any of their trade secrets constituting Acquired IP or other confidential or proprietary information related to any Program available to any other Person except pursuant to written agreements requiring such Person to maintain the confidentiality of such information.
(vii)Except as set forth on Schedule 7.2(f)(vii), no college, university or other educational or research institution or agency, or any government, has any claim of commercial right or license to, or ownership of, or other Encumbrance upon any Acquired IP. Except as set forth on Schedule 7.2(f)(vii), no Acquired IP (i) was conceived, discovered, developed or otherwise made in connection with any research activities funded, in whole or in part, by the federal government of the United States or any agency thereof, (ii) is a “subject invention” as that term is described in 35 U.S.C. Section 201(e) or (iii) is otherwise subject to the provisions of the Bayh-Dole Act.
(viii)The execution and delivery of this Agreement and the Related Documents by Exicure do not, and the consummation of the Contemplated Transactions and compliance by Exicure with the provisions of this Agreement and any Related Document will not, conflict with, or result in any material breach of or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Encumbrance in or upon, any Acquired IP (other than Flashpoint’s ownership of Exicure’s right, title, and interest in and to the Acquired IP following the consummation of the Contemplated Transactions).
(ix)Exicure has not prior to the Closing Date assigned or licensed, to any Person, any Know-How, Patent or other Intellectual Property Right that is or could reasonably be expected to be necessary or useful for the research, development, manufacture, use or sale of any Compound or Product or the conduct of any Program, except as disclosed in Schedule 7.2(f)(ix).
(g)Regulatory. Schedule 7.2(g) accurately identifies all Regulatory Documentation and Regulatory Filings as of the Closing Date. Exicure owns all such Regulatory Documentation and Regulatory Filings. To the knowledge of Exicure, Exicure and its Affiliates have generated, prepared, maintained, and retained all Regulatory Documentation and Regulatory Filings that are required to be maintained or retained pursuant to and in accordance with good laboratory, manufacturing and clinical practice and in compliance with Applicable Law, and all such information is true and complete and accurate and what it purports to be. Neither Exicure nor any of its Affiliates, nor, to Exicure’s knowledge, any of its or their respective officers, employees, or agents, has made an untrue statement of material fact or fraudulent statement to the FDA or any other Regulatory Authority with respect to the development or manufacture of any Compound or Product, failed to disclose a material fact required to be disclosed to the FDA or any other Regulatory Authority with respect to the development or manufacture of any Compound or Product, or committed an act, made a statement, or failed to make a statement with respect to the development or manufacture of any Compound or Product that could reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto or any analogous laws or policies in the Territory. Neither Exicure nor any of its Affiliates have received any FDA Form 483, notice of adverse finding, safety notice, warning letter, untitled letter or other communication from the FDA or any other Regulatory Authority alleging or asserting noncompliance with Applicable Law with respect to any Compound or Product.
(h)Litigation. Except as set forth on Schedule 7.2(h), there is no Action to which Exicure or any Affiliate of Exicure is a party (either as plaintiff or defendant) or to which the Acquired Assets are subject that is pending, or, to Exicure’s knowledge, threatened in writing, that relates to any Program or the Exploitation of the Acquired Assets or that, if successful, could reasonably be expected to result in restraining, enjoining or otherwise preventing the completion by Exicure of the Contemplated Transactions, nor are there, to Exicure’s knowledge, any facts, circumstances or conditions on which any such Action would reasonably be expected to be brought in the future. There is no Action related to any Program or Exploitation of the Acquired Assets that (a) resulted in an order of any Governmental Authority against or settlement (whether or not such order or settlement was paid, in whole or in part, by an insurer of Exicure or other Third Party) or (b) resulted in any equitable relief or (c) relates to the Contemplated Transactions. There is no Action which Exicure presently intends to initiate relating to or involving any Program or the Exploitation of the Acquired Assets.
(i)Exicure Documents. Schedule 7.2(i) accurately identifies all Exicure Documents as of the Closing Date. Exicure is the sole owner of all Exicure Documents.
(j)Clinical Trials. Schedule 7.2(j) accurately identifies each and every clinical trial of any Compound or Product that was initiated prior to the Closing Date. Unless otherwise indicated, all such clinical trials have been completed or terminated and there are no further activities (including patient follow-up) contemplated or required with respect to any such clinical trial.
(k)No Debarment. Neither Exicure nor any of its Affiliates has been debarred, disqualified, suspended, or excluded, or is subject to debarment, disqualification, suspension, or exclusion, and neither Exicure nor any of its Affiliates has used or will use in any capacity, in connection with any services to be performed under this Agreement, any Person who has been debarred pursuant to 21 U.S.C. § 335a or any similar law or excluded under 42 U.S.C. § 1320a-7 or any similar law or regulation, or who has been convicted of any crime or engaged in any conduct that would reasonably be expected to result in debarment, disqualification, suspension, or exclusion.
(l)Good Laboratory Practice. To the knowledge of Exicure, Exicure and its Affiliates have at all times conducted, and have caused their contractors and consultants to conduct at all times, any and all pre-clinical and clinical studies related to any Program,

Compound or Product in accordance with good laboratory and clinical practice and in compliance with Applicable Law, as applicable and as appropriate to the given development stage.
(m)Safety Reporting. To the knowledge of Exicure, Exicure and its Affiliates are, and at all times have been, in compliance with all adverse event reporting requirements applicable to any Compound or Product. To the knowledge of Exicure and its Affiliates, Schedule 7.2(m) sets forth a complete and accurate list of all (i) adverse drug experience information; (ii) material events and matters concerning or affecting safety (including clinical holds) or lack of efficacy; and (iii) medical inquiries and complaints, in each case, relating to any Compound or Product. Neither Exicure nor any of its Affiliates has any knowledge of any scientific or technical facts or circumstances that would adversely affect the scientific, therapeutic, or commercial potential of any Compound or Product. Neither Exicure nor any of its Affiliates is aware of anything that could adversely affect the acceptance, or the subsequent approval, by any Regulatory Authority of any filing, application or request for Regulatory Approval with respect to any Compound or Product.
(n)Good Manufacturing Practice. To the knowledge of Exicure, Exicure and its Affiliates, and all contractors and consultants of any of the foregoing, have at all times conducted, all manufacturing activities with respect to Compounds and Products in accordance with good manufacturing practice and in compliance with all Applicable Laws.
(o)No Conflicts; Consents.
(i)The execution and delivery of this Agreement and the Related Documents and the performance by Exicure of its obligations hereunder or thereunder do not and will not conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any material obligation or to the loss of a benefit under, or result in the creation of any material Encumbrance in or upon the Acquired Assets under, Exicure’s Certificate of Incorporation and Bylaws or any Applicable Law applicable to Exicure or the Acquired Assets.
(ii)Exicure has not entered, and shall not enter into any Contract with any Third Party that is in conflict with the rights granted to Flashpoint under this Agreement, and Exicure has not taken and shall not take any action that would in any way prevent it from granting the rights granted to Flashpoint under this Agreement, or that would otherwise materially conflict with or adversely affect Flashpoint’s rights under this Agreement. Exicure’s performance and execution of this Agreement does not and will not result in a breach of any other Contract to which it is a party. As of the Closing Date, Exicure and its Affiliates are aware of no Action instituted by any Third Party that threatens the validity of this Agreement.
(iii)No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Authority or Third Party is required by or with respect to Exicure or the Acquired Assets for, or in connection with, (i) the execution and delivery of this Agreement by Exicure, (ii) the transfer of the Acquired Assets to Flashpoint or (iii) the consummation of the Contemplated Transactions.

(p)No Undisclosed Liabilities. Except for the Assumed Liabilities, Exicure has no material liabilities related to the Acquired Assets that are not Retained Liabilities.
(q)Absence of Certain Changes. Since December 31, 2023, (i) no event, change, fact, condition or circumstance has occurred or arisen that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Acquired Assets, and (ii) there has not been any material loss, destruction or damage affecting any Acquired Asset.
(r)Full Disclosure. To Exicure’s knowledge, all written data, results and other information disclosed to Flashpoint or its Affiliate at any time prior to the Closing Date by Exicure or its Affiliates relating to the Acquired Assets are true and accurate. Additionally, Exicure and its Affiliates have not failed prior to the Closing Date and will not fail to disclose to Flashpoint any material information known to Exicure or its Affiliates that relates to the Acquired Assets or that would be required to be disclosed in order to make the data, results, and other information relating to the Acquired Assets that have been disclosed not misleading.
(s)Certain Business Practices. None of Exicure, and to Exicure’s knowledge, Exicure’s employees or other Representatives (i) has used or is using any funds for any unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses; (ii) has made any direct or indirect unlawful payments to any foreign or domestic Government Official; (iii) has violated or is violating any Anti-Corruption Laws; (iv) has established or maintained, or is maintaining, any unlawful or unrecorded fund of monies or other properties; (v) has made, or is making, any false or fictitious entries on its accounting books and records; (vi) has made, or is making, any bribe, rebate, payoff, influence payment, kickback or other unlawful payment of any nature, or has paid, or is paying, any fee, commission or other payment that has not been properly recorded on its accounting books and records as required by the Anti-Corruption Laws; and (vii) has otherwise given or received anything of value to or from a Government Official, an intermediary for payment to any individual including Government Officials, any political party or customer for the purpose of obtaining or retaining business.
(t)Tax Matters. Exicure (i) has timely and properly paid all Taxes required to be paid that relate to the Acquired Assets or the Assumed Liabilities to the appropriate Governmental Authority (whether or not shown on any Tax Return) and no such Taxes are delinquent and (ii) has timely filed all Tax Returns required to be filed that relate in whole or in part to the Acquired Assets or the Assumed Liabilities. All such Tax Returns are true, complete and accurate in all material respects and were prepared in accordance with Applicable Laws. There are no liens for Taxes on any of the Acquired Assets except for Taxes not yet due and payable. There is no material audit, examination, investigation, contest, litigation, or other proceeding relating to Taxes pending or threatened in writing with respect to any of the Acquired Assets or Assumed Liabilities.
(u)Going Concern. (i) Immediately after giving effect to sale, conveyance, delivery, transfer and assignment of the Acquired Assets contemplated by this Agreement, Exicure shall: (a) be able to pay its debts as they become due; (b) own property that has a fair saleable value greater than the amounts required to pay its debts (including an amount of all contingent liabilities based on a fair valuation); and (c) have adequate capital to carry on its business; (ii) in connection with the Contemplated Transactions, Exicure has not incurred, nor plans to incur, debts beyond its ability to pay as they become absolute and matured; (iii) the consummation of the Contemplated Transactions does not and will not constitute any transfer or incurrence of any obligation with intent to hinder, delay or defraud any present or future creditor of Exicure; and (iv) the Contemplated Transactions do not and will not constitute a fraudulent transfer, fraudulent conveyance or similar theory under applicable law (including, without limitation, the provisions of Section 548 of the U.S. Bankruptcy Code, the Uniform Voidable Transactions Act, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act and other similar laws).
(v)Brokers and other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s finder’s financial advisory or similar fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Exicure.
(w)Inventor Letter. Exicure covenants to use commercially reasonable efforts to expeditiously deliver a letter to each of the Inventors in the form attached hereto as Annex F (each, an “Inventor Letter”) after the Closing Date.
7.3Pre-Closing Period. From the Effective Date until the Closing Date, Exicure shall not take any action (or fail to take any action) if such action (or inaction) could reasonably be expected to (a) materially and adversely affect the Acquired Assets or any rights purported to be transferred and granted to Flashpoint under the Acquired Assets or (b) materially increase liabilities to be assumed by Flashpoint under the Assumed Liabilities; provided that Exicure shall, at its sole expense, take the necessary measures to extend or renew the Acquired Contracts set to expire or terminate prior to the Closing Date, if requested by Flashpoint.
7.4Further Assurances. Each Party covenants to do and perform, and cause to be done and performed, all such further acts and things, and to execute and deliver all such other agreements, certificates, instruments and documents, as the other Party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the Contemplated Transactions. In addition to the foregoing, for a period of 180 days following the Closing Date, Exicure shall perform all acts reasonably requested by Flashpoint for the purpose of transferring and transitioning to Flashpoint all Know-How included in the Acquired Assets and providing to Flashpoint such other information as Flashpoint may reasonably request to enable Flashpoint and its Affiliates and Third Party service providers to Exploit the Acquired Assets.
7.5Disclaimers. EXCEPT AS OTHERWISE SET FORTH IN THIS AGREEMENT, NEITHER PARTY MAKES, AND EACH PARTY HEREBY DISCLAIMS, ANY AND ALL REPRESENTATIONS AND WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, WITH RESPECT TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING WITHOUT LIMITATION WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND NON-INFRINGEMENT AND ANY WARRANTY ARISING OUT OF PRIOR COURSE OF DEALING AND USAGE OF TRADE.

Article 8

Indemnification
8.1Indemnification by Flashpoint. Subject to Section 8.3, Flashpoint hereby agrees to indemnify, defend and hold harmless Exicure, its Affiliates, and all of their respective officers, directors, trustees, employees, and agents and their respective successors, heirs and assigns (collectively, the “Exicure Indemnitees”) from and against all liabilities, damages, expenses and/or loss, including reasonable legal expenses and attorneys’ fees (collectively, “Losses”), resulting from Third Party suits, claims, Actions, proceedings and demands (collectively, “Claims”) against an Exicure Indemnitee arising from (a) Flashpoint’s or its Affiliates’ or Licensees’ research, development, manufacturing, use, marketing or sale of any Compounds or Products or conduct of any Programs or Acquired Assets, in each case after the Closing Date; (b) any Assumed Liabilities; (c) the Northwestern Liabilities; or (d) Flashpoint’s or its Affiliate’s negligence, intentional misconduct, fraud or breach of any obligation, representation, warranty or covenant in this Agreement; provided, that, for purposes of clause (c), “Losses” shall exclude costs and expenses (including legal expenses and attorneys’ fees) relating to the Arbitration that have accrued or been paid through the Closing Date. The foregoing indemnity obligation shall not apply to the extent that any Claim arises from, is based on, or results from any activity or circumstance for which Exicure is obligated to indemnify the Flashpoint Indemnitees under Section 8.2.
8.2Indemnification by Exicure. Subject to Section 8.3, Exicure hereby agrees to indemnify, defend and hold harmless Flashpoint, its Affiliates, and all of their respective officers, directors, trustees, employees, and agents and their respective successors, heirs and assigns (collectively, the “Flashpoint Indemnitees”) from and against all Losses resulting from Claims against a Flashpoint Indemnitee arising from: (a) Exicure’s or its Affiliates’, contractors’ or Licensees’ research, development, manufacturing, use, marketing or sale of any Compound or Product or conduct of any Program or the Acquired Assets, in each case on or prior to the Closing Date, (b) any Retained Liabilities, including any breach by Exicure or its Affiliate of any obligation, representation, warranty or covenant in any Acquired Contract on or prior to the Closing Date, or (c) Exicure’s or its Affiliates’, contractors’ or licensees’ negligence, intentional misconduct, fraud, or breach of any obligation, representation, warranty or covenant in this Agreement. The foregoing indemnity obligation shall not apply to the extent that any Claim arises from, is based on, or results from any activity or circumstance for which Flashpoint is obligated to indemnify the Exicure Indemnitees under Section 8.1.
8.3Procedures.
(a)To be eligible to be indemnified as described in this Article 8, each Indemnitee seeking to be indemnified shall provide the indemnifying Party with prompt notice of any Claim (with a description of the claim and the nature and amount of any such loss) giving rise to the indemnification obligation pursuant to Section 8.1 or 8.2, as the case may be; provided, however, that the failure to give such notification or any deficiency in such notification shall not affect the indemnification provided under Section 8.1 or 8.2 except to the extent that the indemnifying Party has been actually prejudiced as a result of such failure or deficiency.
(b)The indemnifying Party shall have the ability to control the defense of such claim (with the reasonable cooperation of Indemnitee(s)). Each Indemnitee shall have the right to retain its own counsel, at its own expense, or, if representation by the counsel of the indemnifying Party would be inappropriate due to actual or potential differing interests between such Indemnitee(s) and the indemnifying Party, then at the indemnifying Party’s expense. The cost of defending any Claim shall also be at the indemnifying Party’s expense if the indemnifying Party does not promptly assume defense of, and continue to diligently defend, such Claim. Neither the Indemnitee(s) nor the indemnifying Party shall settle or consent to the entry of any judgment with respect to any Claim for which indemnification is sought without the prior written consent of the other (not to be unreasonably withheld or delayed); provided however, that the indemnifying Party shall have the right to settle or compromise any claim for losses without such prior written consent if the settlement or compromise provides for a full and unconditional release of the Indemnitee(s) and is not materially prejudicial to any Indemnitee’s rights.
8.4Survival. Article 4 and the representations, warranties covenants and obligations contained in this Agreement shall survive the Closing; provided, that, except in the case of fraud or intentional misrepresentation (i) the representations and warranties set forth in Sections 7.2(a) and 7.2(b) shall survive until the date which is one hundred eighty (180) days after the expiration of the applicable statute of limitations, (ii) the remaining representations and warranties contained in this Agreement for a period of twenty-four (24) months from the Closing Date and (iii) any obligations pursuant to subparagraph (b) of Section 8.2, subparagraph (c) of Section 8.1, and any claims relating to Taxes shall survive for a period of six (6) years from the Closing Date. Notwithstanding the foregoing, the indemnification obligations set forth in this Article 8 shall not terminate with respect to any claims as to which the Indemnitee shall have delivered a notice of such claim to the indemnifying Party prior to the expiration of the applicable survival period.
8.5Sole and Exclusive Remedy. Each of the Parties acknowledges and agrees that, as between the Parties, except in the case of claims for equitable relief and claims and causes of action arising from fraud or intentional misrepresentation, its sole and exclusive remedy with respect to third party Claims shall be pursuant to the indemnification provisions set forth in this Article 8. Notwithstanding the foregoing or anything to the contrary in the remainder of this Agreement, Flashpoint may, at its election, set off, deduct or retain any amount due to any Flashpoint Indemnitees under this Article 8 against any payments Flashpoint may be obligated to make pursuant to this Agreement. Flashpoint will promptly notify Exicure in writing of any such offset, which notice shall indicate the amount so offset and the reason for such offset.
Article 9

Dispute Resolution
9.1Resolution by Executive Officers. The Parties recognize that disputes between the Parties as to certain matters may from time to time arise during the term of this Agreement which relate to either Party’s rights and/or obligations hereunder. It is the objective of the Parties to establish procedures to facilitate the resolution of disputes arising under this Agreement in an expedient manner by mutual cooperation and without resort to litigation. To accomplish this objective, the Parties agree to follow the procedures set forth in this Section 9.1 to resolve any controversy or claim arising out of, relating to or in connection with any provision of this Agreement, if and when a dispute arises under this Agreement. With respect to all disputes arising between the Parties under this Agreement, including, without limitation, any alleged breach under this Agreement or any issue relating to the interpretation or application of this Agreement, if the Parties are unable to resolve such dispute within ten (10) days after such dispute is first identified by either Party in writing to the other, the Parties shall refer such dispute to the chief executive officer of Exicure and the chief executive officer of Flashpoint (collectively, the “Executive Officers”) for attempted resolution by good faith negotiations within thirty (30) days after such notice is received. If the Executive Officers are unable to resolve the dispute, controversy or claim through amicable internal resolution in accordance with this Section 9.1 within thirty (30) days after the matter was referred to them and either Party wishes to pursue the matter, such Party may submit such matter for resolution in accordance with Section 9.2.
9.2Arbitration.
(a)Any dispute between the Parties that is not resolved pursuant to Section 9.1, shall be finally settled by arbitration in accordance with the then-current rules of the American Arbitration Association’s Commercial Arbitration Rules (the “Rules”) by a single arbitrator selected in accordance with the Rules. The seat of arbitration shall be located in San Francisco, California, United States. The language to be used in the arbitral proceedings will be English. Any situation not expressly covered by this Agreement shall be decided in accordance with the Rules.
(b)The arbitrator shall issue a reasoned opinion following a full comprehensive hearing no later than twelve (12) months following the selection of the arbitrator as provided for in Section 9.2(a) unless the Parties jointly request an extension or the arbitrator determines in a reasoned decision that the interest of justice or the complexity of the case requires that such limit be extended.
(c)The arbitrator may only issue awards for monetary damages. Any such award shall be promptly paid in Dollars free of any tax, deduction or offset; and any costs, fees or taxes incident to enforcing the award shall, to the maximum extent permitted by Applicable Law, be charged against the Party resisting enforcement. Each Party agrees to abide by the award rendered in any arbitration conducted pursuant to this Section 9.2(c), and agrees that judgment may be entered in any court of competent jurisdiction and the Parties hereby consent to the jurisdiction of such court for purposes of enforcement of such award.
(d)Each Party shall bear its own legal fees and expenses arising out of the dispute resolution procedures described in this Section 9.2 and shall pay an equal share of the fees and expenses of the arbitrator.

(e)The arbitration proceeding shall be confidential and the arbitrator shall issue appropriate protective orders to safeguard each Party’s Confidential Information. Except as required by Applicable Law, no Party shall make (or instruct the arbitrator to make) any public announcement with respect to the proceedings or decision of the arbitrator without prior written consent of the other Party. The existence of any dispute submitted to arbitration, and the award, shall be kept in confidence by the Parties and the arbitrators, except (i) as required in connection with the enforcement of such award, (ii) as otherwise required by Applicable Law or required of a Party to fulfill a legal duty or protect or pursue a legal right, (iii) with the consent of both Parties, or (iv) where such information is already in the public domain other than as a result of a breach of this clause.
(f)Nothing contained in this Agreement shall deny either Party the right to seek injunctive or other equitable relief, including specific performance (but not monetary damages), from a court of competent jurisdiction in the context of a bona fide emergency or prospective irreparable harm, but limited solely to breaches of the provisions of Section 6.1, and such an Action may be filed and maintained notwithstanding any ongoing discussions between the Parties or any ongoing arbitration proceeding. In addition, nothing contained in this Agreement shall preclude Flashpoint from bringing an Action in any court of competent jurisdiction to resolve disputes with Third Parties pertaining to the validity, construction, scope, enforceability, infringement or other violations of Patents or other Intellectual Property Rights, and no such claim shall be subject to arbitration pursuant to this Section 9.2.
9.3Trial by Jury Waiver. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING IN WHOLE OR IN PART UNDER, RELATED TO, BASED ON OR IN CONNECTION WITH THIS AGREEMENT, THE SUBJECT MATTER HEREOF OR ANY AGREEMENT CONTEMPLATED TO BE EXECUTED IN CONNECTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY HERETO IN CONNECTION WITH ANY SUCH AGREEMENTS, WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER SOUNDING IN TORT OR CONTRACT OR OTHERWISE. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 9.3 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.
Article 10
Conditions Precedent; Termination
10.1Conditions to the Obligations of Flashpoint. The obligation of Flashpoint to effect the Closing is subject to the satisfaction or waiver by Flashpoint, on or prior to the Closing Date, of the following conditions:

(a)Representations and Warranties. The representations and warranties of Exicure set forth in Section 7.2 shall be true and correct as of the Closing Date with the same effect as though made on and as of the Closing Date.
(b)Performance by Exicure. Exicure shall have performed and complied in all material respects with all of its covenants, agreements and obligations contained in this Agreement and required to be performed or complied with on or prior to the Closing Date.
(c)No Material Adverse Change. There shall not have occurred any material adverse change (i) on the business, assets, liabilities, financial condition or results of operations of Exicure, (ii) in the character or condition of any the Acquired Assets, or (iii) Exicure’s ability to consummate the Contemplated Transactions.
(d)No Actions. There shall not be pending or threatened in writing any Action brought by any Governmental Authority or any other Person seeking to restrain or prohibit the consummation of the Contemplated Transactions.
(e)No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other Applicable Law which has the effect of restraining, enjoining or otherwise preventing the consummation of the Contemplated Transactions shall be in effect.
10.2Conditions to the Obligations of Exicure. The obligation of Exicure to effect the Closing is subject to the satisfaction or waiver by Exicure, on or prior to the Closing Date, of the following conditions:
(a)Representations and Warranties. The representations and warranties of Flashpoint set forth in Section 7.1 shall be true and correct as of the Closing Date with the same effect as though made on and as of the Closing Date.
(b)Performance by Flashpoint. Flashpoint shall have performed and complied in all material respects with all of its covenants, agreements and obligations contained in this Agreement and required to be performed or complied with on or prior to the Closing Date.
(c)No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other Applicable Law which has the effect of restraining, enjoining or otherwise preventing the consummation of the Contemplated Transactions shall be in effect.
10.3Termination. This Agreement may be terminated at any time prior to the Closing Date if:
(a)the Closing has not occurred on or before September 30, 2024 (the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 10.3(a) shall not be available to Flashpoint if breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before the End Date;
(b)(i) any of Exicure’s representations and warranties contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on and as of such subsequent date), such that the condition set forth in Section 10.1(a) would not be satisfied; or (ii) any of Exicure’s covenants or obligations contained in this Agreement shall have been breached such that the condition set forth in Section 10.1(b) would not be satisfied; or
(c)a temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other Applicable Law which has the effect of restraining, enjoining or otherwise preventing the consummation of the Contemplated Transactions shall be in effect; provided, however, that the right to terminate this Agreement pursuant to this Section 10.3(b) shall not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the cause of, or resulted in, the issuance, promulgation, enforcement or entry of any the foregoing.
(d)there is in effect any legal requirement prohibiting Exicure from selling or Flashpoint from owning, operating or controlling the Acquired Assets or the Assumed Liabilities or that makes this Agreement or the consummation of the Contemplated Transactions illegal.
10.4Effect of Termination. In the event of termination of this Agreement and the Contemplated Transactions pursuant to Section 10.3, written notice thereof shall forthwith be given by Flashpoint to Exicure and this Agreement and the Contemplated Transactions shall terminate, without further action by any of the parties hereto; provided, however, that: (a) no Party shall be relieved of any Liability arising from any intentional breach by such Party of any provision of this Agreement; and (b) this Section 10.4 and Article 11 shall not be affected by the termination hereof and shall remain in full force and effect.
Article 11

General Provisions
11.1Governing Law. This Agreement shall be governed in all respects by the laws of the State of Delaware, without reference to choice of law doctrines or statutes. The United Nations Convention of International Contracts on the Sale of Goods does not apply to this Agreement and is expressly and entirely excluded.
11.2Notices. All notices required or permitted to be given under this Agreement shall be in writing and shall be mailed by registered or certified mail addressed to the signatory to whom such notice is required or permitted to be given and transmitted by email to the address indicated below. All notices shall be deemed to have been given when received by email confirmation or mail delivery confirmation.

All notices to Flashpoint shall be addressed as follows:
Flashpoint Therapeutics, Inc.
4145 Amaranta Ave
Palo Alto, CA 94306
Attn:    Adam Margolin
Email:    adam@flashpoint.bio
with copy to (which shall not constitute notice):
Goodwin Procter LLP
601 Marshall Street
Redwood City, California 94063
Attn:    Deepa Rich
Email:    drich@goodwinlaw.com
All notices to Exicure shall be addressed as follows:
Exicure, Inc.
2430 North Halsted Street
Chicago, IL 60614
Attn:    Anna Chukaeva
Email:    achukaeva@exicuretx.com
with a copy to (which shall not constitute notice):
Foley & Lardner LLP
555 California Street
San Francisco, CA 94109
Attn:    Kelly Boyd, Esq.
Email:    Kelly.boyd@foley.com

Any Party may, by written notice to the other, designate a new address or fax number to which notices to such Party shall thereafter be mailed or faxed.
11.3Force Majeure. No Party shall be liable for any delay or failure of performance to the extent such delay or failure is caused by circumstances beyond its reasonable control and that by the exercise of due diligence it is unable to prevent, including fires, floods, earthquakes, hurricanes, embargoes, shortages, epidemics, pandemics, quarantines, war, acts of war (whether war be declared or not), terrorist acts, insurrections, riots, civil commotion, strikes, lockouts, or other labor disturbances (whether involving the workforce of the non-performing Party or of any other Person) or acts of God, provided that the Party claiming excuse uses its commercially reasonable efforts to overcome the same. The affected Party shall notify the other Party of such force majeure circumstances as soon as reasonably practical, and shall promptly undertake all reasonable efforts necessary to cure such force majeure circumstances.

11.4Entire Agreement; Amendments. This Agreement sets forth the entire agreement and understanding of the Parties relating to the subject matter contained herein and merges all prior discussions and agreements between them (including the Prior CDA), and no Party shall be bound by any representation other than as expressly stated in this Agreement. The Annexes and Schedules to this Agreement are incorporated herein by reference and shall be deemed a part of this Agreement. This Agreement may be amended, or any term hereof modified, only by a written instrument duly executed by authorized Representatives of both Parties hereto.
11.5Non-Waiver. The failure of a Party to insist upon strict performance of any provision of this Agreement or to exercise any right arising out of this Agreement shall neither impair that provision or right nor constitute a waiver of that provision or right, in whole or in part, in that instance or in any other instance. Any waiver by a Party of a particular provision or right shall be in writing, shall be as to a particular matter and, if applicable, for a particular period of time and shall be signed by such Party.
11.6Severance. If any one or more of the provisions contained in this Agreement is held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby, unless the absence of the invalidated provision(s) adversely affects the substantive rights of the Parties. The Parties shall in such an instance use their best efforts to replace the invalid, illegal or unenforceable provision(s) with valid, legal and enforceable provision(s) which, insofar as practical, implement the purposes of this Agreement.
11.7Assignment. Neither Party may assign or transfer this Agreement or any rights or obligations hereunder without the prior written consent of the other Party, except that Flashpoint may make such an assignment or transfer without Exicure’s consent to its Affiliate or to the successor to all or substantially all of the business of Flashpoint to which this Agreement relates (whether by merger, acquisition, consolidation, sale of assets, sale of a majority of the direct or indirect equity interests in Flashpoint or otherwise). Any permitted assignment shall be binding on the successors, heirs and assigns of the assigning Party. Any assignment or attempted assignment by a Party in violation of the terms of this Section 11.7 shall be null and void.
11.8Limitation of Liability.
(a)Without limiting Section 9.2(f), each Party’s liability under this Agreement shall apply only with respect to claims which, individually or in the aggregate, exceed Twenty Thousand US Dollars ($20,000.00) (the “Threshold”), but if the claims exceed in the aggregate the Threshold, the Party seeking damages is entitled to claim from the other Party the entire amount of all claims and not only the amount in excess of the Threshold.
(b)In no event shall the aggregate liability of each Party for the breach of any representation or warranty exceed: (a) with respect to breaches occurring during the period that is between the Closing Date and 12 months following the Closing Date, one hundred percent (100%) of the Consideration plus one hundred percent (100%) of the licensing fees actually received by Exicure pursuant to Section 4.3 hereof, (b) with respect to breaches occurring during the period that is between 12 months and 24 months following the Closing Date, one hundred percent (100%) of the Consideration, (c) with respect to breaches occurring during the period that is between 24 months and 36 months following the Closing Date, eighty percent (80%) of the Consideration, and (d) with respect to breaches occurring during the period that is between 36 and 78 months following the Closing Date, fifty (50%) of the Consideration. Liability for breach of any representation or warranty herein shall terminate 78 months following the Closing Date. For purposes of this Section 11.8(b), a breach shall be deemed to have occurred as of the later to occur of (x) the date of the fact, event or circumstance giving rise to such breach and (y) the Closing Date.
(c)EXCEPT FOR FRAUD OR INTENTIONAL MISREPRESENTATION OR FOR BREACHES OF THE CONFIDENTIALITY OBLIGATIONS IN ARTICLE 6, IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY FOR INCIDENTAL, CONSEQUENTIAL, INDIRECT, PUNITIVE OR SPECIAL DAMAGES ARISING OUT OF OR RELATED TO THIS AGREEMENT, HOWEVER CAUSED, UNDER ANY THEORY OF LIABILITY, EVEN IF ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.
11.9Purchase Price Adjustments. To the extent permitted by Applicable Laws, any amounts payable under Article 8 or Article 9 shall be treated by Exicure and Flashpoint as adjustments to the purchase price paid for the Acquired Assets for U.S. federal income tax purposes.
11.10Performance by Affiliates. Flashpoint may discharge any obligations and exercise any right hereunder through any of its Affiliates. Flashpoint hereby guarantees the performance by its Affiliates of its obligations under this Agreement, and shall cause its Affiliates to comply with the provisions of this Agreement in connection with such performance. Any breach by Flashpoint’s Affiliate(s) of any of its obligations under this Agreement shall be deemed a breach by Flashpoint. Whenever this Agreement or any Related Document requires Exicure to take any action, such requirement shall be deemed to include an undertaking on the part of Exicure to its Affiliates to take such action.
11.11Relationship between the Parties. The Parties’ relationship, as established by this Agreement, is solely that of independent contractors. This Agreement does not create any partnership, joint venture or similar business relationship between the Parties. Neither Party is a legal Representative of the other Party, and neither party may assume or create any obligation, representation, warranty or guarantee, express or implied, on behalf of the other Party for any purpose whatsoever.
11.12No Third Party Rights. The provisions of this Agreement are for the exclusive benefit of the Parties, and no other Person shall have any right or claim against either Party by reason of these provisions or be entitled to enforce any of these provisions against either Party.
11.13Headings; Interpretation. The headings of clauses contained in this Agreement preceding the text of the sections, subsections and paragraphs hereof are inserted solely for convenience and ease of reference only and shall not constitute any part of this Agreement, or have any effect on its interpretation or construction. All references in this Agreement to the singular shall include the plural where applicable. The term “including” or “includes” as used in this Agreement means including, without limiting the generality of any description preceding such term, and the word “or” has the inclusive meaning represented by the phrase “and/or.” Unless otherwise specified, references in this Agreement to any section shall include all subsections and paragraphs in such Section and references in this Agreement to any subsection shall include all paragraphs in such subsection. All references to days in this Agreement shall mean calendar days, unless otherwise specified. Ambiguities and uncertainties in this Agreement, if any, shall not be interpreted against either Party, irrespective of which Party may be deemed to have caused the ambiguity or uncertainty to exist.
11.14English Language. All notices required or permitted to be given hereunder, and all written, electronic, oral or other communications between the Parties regarding this Agreement shall be in the English language. This Agreement was prepared in the English language, which language shall govern the interpretation of, and any dispute regarding, the terms of this Agreement. In the event of any inconsistency or conflict between the English version of this Agreement and any translation of this Agreement into any other language, the English version shall control.
11.15Counterparts; Email or Facsimile Delivery. This Agreement may be executed in one or more counterparts, each of which shall be an original and all of which shall constitute together the same document. This Agreement may be executed via electronic signature, such as DocuSign or similar. Executed counterparts of this Agreement may be delivered by facsimile transmission or by delivery of a scanned counterpart in portable document format (PDF) by e-mail, in either case with delivery confirmed. On such confirmed delivery, facsimile or PDF signatures shall be deemed to have the same force and effect as if the manually signed counterpart had been delivered to the other Party in person.
[signature page to follow]

In Witness Whereof, the Parties hereto have duly executed this Asset Purchase Agreement as of the Effective Date.

Flashpoint Therapeutics, Inc. Name: Title:	Exicure, Inc. Name: Title:

Signature Page to Asset Purchase Agreement

Schedules
Schedule 1.21: Cavrotolimod Structure
Schedule 1.33: Excluded Contracts
Schedule 1.69: Programs and Related Compounds and Products
Schedule 2.1: Excluded Assets
Schedule 2.1(a): Acquired Contracts
Schedule 2.6: Transfer Schedule
Schedule 7.2(d): Contracts
Schedule 7.2(f)(i): Exicure Registered IP and Transferred Know-How
Schedule 7.2(f)(iv): Claims
Schedule 7.2(f)(v): IP Contracts
Schedule 7.2(f)(vii): Northwestern Patents
Schedule 7.2(f)(ix): Prior Licenses and Assignments
Schedule 7.2(g): Regulatory Documentation and Regulatory Filings
Schedule 7.2(h): Litigation
Schedule 7.2(i): Exicure Documents
Schedule 7.2(j): Clinical Trials
Schedule 7.2(m): Safety Reporting
Schedule 7.2(o): No Conflicts; Consents

Annex A: Assignment and Assumption Agreement
Annex B: Bill of Sale
Annex C: Exicure IND Letter
Annex D: Flashpoint IND Letter
Annex E: Patent Assignment Agreement
Annex F: Form of Inventor Letter